Exhibit 12

SPRINGLEAF FINANCE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in thousands) Three Months Ended March 31,	2012	2011

Earnings:
Loss before benefit from income taxes	$(72,031)	$(87,324)
Interest expense	280,580	334,768
Implicit interest in rents	4,688	3,435
Total earnings	$213,237	$250,879

Fixed charges:
Interest expense	$280,580	$334,768
Implicit interest in rents	4,688	3,435
Total fixed charges	$285,268	$338,203

Ratio of earnings to fixed charges*	0.75	0.74

*           Earnings were inadequate to cover total fixed charges by $72.0 million for the three months ended March 31, 2012 and $87.3 million for the three months ended March 31, 2011.